Exhibit 99.6

DEED OF ASSIGNMENT THIS DEED OF ASSIGNMENT is made the 26th dav of may,
2007 BETWEEN SAMETRO COMPANY LIMITED, Limited liability company registered under the laws of Ghana with its registered office situate at 4/1 Old Ashanti Road,
Takoradi in the Western Region of the Republic of Ghana and its postal address as
P.O. BOX MC 279, Takoradi aforesaid (hereinafter called "the ASSIGNOR") acting by its Managing Director Samuel Gordon Etroo of the one part AND KEEGAN
RESOURCES a company with its office situate at No.2, Second Close,. Airport
Residential Area, Accra, in the Greater Accra Region of the Republic of Ghana and
its postal address as P.O. BOX CT 1815, Cantonments, Accra, aforesaid (hereinafter called "the ASSIGNEE") acting by its managing director H. Eric Ewen of the other part. WHEREAS A. Bonte Gold Mines Limited was incorporated on the 26th of
June, I989 and a Certificate to Commence Business was issued on 11th of July1989.
B. The Government of the Republic of Ghana ("the Government) granted a thirty-
year mining lease dated 4th September, 1990 and registered as NO. LVB396A/90
("the Bonte Mining Lease") to Bonte Gold . 1

Mines Limited to conduct mining operations at Esaase Bontefufuo in the
Amansie West District of the Ashanti Region covering an area of 27.03
s.q.km and more particularly described in the Bonte Mining Lease and attached hereto as Appendix A. C. On the application of its majority shareholder,
Akrokeri-Ashanti Gold Mines Inc., the High Court presided over by Her Lordship
Cecilia Sowah on 25 March 2004 placed Bonte Gold Mines Limited into Official
Liquidation. Pursuant to Section 7 of the Bodies Corporate (Official Liquidation)
Act, 1963 (Act 180) the Registrar of Companies, was appointed as Official
Liquidator for the orderly winding up of the company. D. By a Deed of Assignment
"hereinafter called "the First - Assignment") - a copy of which is attached hereto and marked Appendix B - made the 4' day of July 2005 BETWEEN THE OFFICIAL
LIQUIDATOR OF BONTE GOLD MINES LTD (hereinafter called .the "First Assignor")
of the one part and the Assignor herein of the other part ALL the unexpired residue of the term granted in the Mining Lease was assigned to the Assignor herein with effect from the 4th day of July 2005 SUBJECT TO the approval of the
Minister of Lands, Forestry and Mines and subject also to the terms and conditions stated in the First Assignment. E. The Assignor has fulfilled all financial obligations to the First Assignor - see copy of the letter from the First Assignor verifying this fact attached hereto and marked Appendix C. F. The Assignor herein entered into a joint venture agreement with the Assignee whereby the Assignee was to develop the mine by way of extensive exploration, by way of drilling and sampling thereby raising the economic potential of the mine. G. The Assignee has fulfilled all its obligations under the joint venture agreement aforesaid. 2

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H. The Assignor has agreed to assign the unexpired residue of the Mining Lease to the Assignee I. Pursuant to "the said agreement and in consideration of the issuance of 80,000 shares to the assignor by the Assignee and in further consideration of the payment by the Assignee of all debts of the Assignor including completing the payment of all monies due the Official Liquidator, the Assignor as beneficial owner hereby ASSIGNS TO THE ASSIGNEE ALL (THAT thE ESAASE
CONCESSION for all the residue of the First Assignment SUBJECT TO the approval of the Minster of Lands, Forestry and Mines and SUBJECT also to the terms and conditions contained in the Mining Lease and the First Assignment. IN WITNESS
WHEREOF THE PARTIES HERETO HAVE HEREUNTO SET THEIR HANDS AND NAMES
THE DAY AND YEAR FIRST ABOVE WRITTEN SIGNED FOR AND ON BEHALF OF THE
ASSIGNOR BY SAMUEL GORDON ETROO MANAGING DIRECTOR In the presence of
SIGNED FOR AND ON BEHALF OF THE ASSIGNEE BY IN THE PRESENCE OF .3

H. The Assignor has agreed to assign the unexpired residue of the Mining Lease to the Assignee I. Pursuant to "the said agreement and in consideration of the issuance of 80,000 shares to the assignor by the Assignee and in further consideration of the payment by the Assignee of all debts of the Assignor including completing the payment of all monies due the Official Liquidator, the Assignor as beneficial owner hereby ASSIGNS TO THE ASSIGNEE ALL (THAT thE ESAASE
CONCESSION for all the residue of the First Assignment SUBJECT TO the approval of the Minster of Lands, Forestry and Mines and SUBJECT also to the terms and conditions contained in the Mining Lease and the First Assignment. IN WITNESS
WHEREOF THE PARTIES HERETO HAVE HEREUNTO SET THEIR HANDS AND NAMES
THE DAY AND YEAR FIRST ABOVE WRITTEN SIGNED FOR AND ON BEHALF OF THE
ASSIGNOR BY SAMUEL GORDON ETROO MANAGING DIRECTOR In the presence of
SIGNED FOR AND ON BEHALF OF THE ASSIGNEE BY IN THE PRESENCE OF .3

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